 Exhibit 99.6
Form of Release to Stock Exchanges

Independent auditor's report on audit of quaRterly and annual consolidated financial results

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as the “Group”) for the quarter and year ended March 31, 2025 (the “Statement”), being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of the LODR Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and year ended March 31, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Holding Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and year ended March 31, 2025. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and year ended March 31, 2025

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and year ended March 31, 2025, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 17, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:25060408BMOCIN2868

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (liquidated effective November 14, 2024)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania) (Renamed as Infosys Romania SRL)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc, merged into Infosys Nova Holdings LLC with effect from January 01, 2025
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US), merged into Infosys Nova Holdings LLC with effect from January 01, 2025
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
62.	Kaleidoscope Animations, Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei))
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limtied) on July 17, 2024 merged into in-tech GmbH with effect from January 01, 2025.
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) merged into in-tech GmbH with effect from January 01, 2025.
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024). On September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust
126.	Blitz 24-893 SE, Germany acquired by Infosys Singapore Pte Ltd on October 17, 2024
127.	Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.
128.	Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY AND ANNUAL STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and year ended March 31, 2025 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of the LODR Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2025.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and year ended March 31, 2025. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2025 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and year ended March 31, 2025

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 17, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIP3049

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,925	41,764	37,923	162,990	153,670
Other income, net (refer note 1(d))	1,190	859	2,729	3,600	4,711
Total Income	42,115	42,623	40,652	166,590	158,381
Expenses
Employee benefit expenses	22,015	21,436	20,393	85,950	82,620
Cost of technical sub-contractors	3,276	3,302	2,967	12,937	12,232
Travel expenses	520	439	471	1,894	1,759
Cost of software packages and others	3,899	4,607	3,687	15,911	13,515
Communication expenses	147	157	147	620	677
Consultancy and professional charges	301	459	489	1,655	1,726
Depreciation and amortization expenses(1)	1,299	1,203	1,163	4,812	4,678
Finance cost	102	101	110	416	470
Other expenses	893	1,249	985	4,787	4,716
Total expenses	32,452	32,953	30,412	128,982	122,393
Profit before tax	9,663	9,670	10,240	37,608	35,988
Tax expense: (refer note 1(c))
Current tax	2,784	3,202	1,173	12,130	8,390
Deferred tax	(159)	(354)	1,092	(1,272)	1,350
Profit for the period	7,038	6,822	7,975	26,750	26,248

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(145)	(45)	26	(92)	120
Equity instruments through other comprehensive income, net	29	(15)	(12)	19	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(56)	56	28	(24)	11
Exchange differences on translation of foreign operations	384	(483)	(231)	357	226
Fair value changes on investments, net	63	10	37	199	144
Total other comprehensive income/(loss), net of tax	275	(477)	(152)	459	520

Total comprehensive income for the period	7,313	6,345	7,823	27,209	26,768

Profit attributable to:
Owners of the company	7,033	6,806	7,969	26,713	26,233
Non-controlling interests	5	16	6	37	15
	7,038	6,822	7,975	26,750	26,248

Total comprehensive income attributable to:
Owners of the company	7,304	6,336	7,821	27,167	26,754
Non-controlling interests	9	9	2	42	14
	7,313	6,345	7,823	27,209	26,768

Paid up share capital (par value 5/- each, fully paid)	2,073	2,072	2,071	2,073	2,071
Other equity *#	93,745	86,045	86,045	93,745	86,045

Earnings per equity share (par value 5/- each)**
Basic (in per share)	16.98	16.43	19.25	64.50	63.39
Diluted (in per share)	16.94	16.39	19.22	64.34	63.29

*	Balances for the quarter ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2025, quarter ended December 31, 2024 and quarter ended March 31, 2024.

#	Excludes non-controlling interest

(1)	During the quarter and year ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 188 crore as the excess of carrying value over the estimated recoverable value for the quarter and year ended March 31, 2025.

1. Notes

a) The audited interim consolidated financial statements for the quarter and year ended March 31, 2025 have been taken on record by the Board of Directors at its meeting held on April 17, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. The agreed terms are subject to finalization of the terms of the settlement agreement, and preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability. McCamish has recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Profit and Loss. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

c) Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain disputed matters. As a result interest income (pre-tax) of 327 crore (included in other income as mentioned in point (d) below) was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

d) Other income includes interest on income tax refund of 328 crore and 1,916 crore for the quarter ended March 31, 2025 and March 31, 2024 respectively, 343 crore and 1,965 crore for the year ended March 31, 2025 and March 31, 2024 respectively, and less than a crore for the quarter ended December 31, 2024.

e) Proposed acquisitions

i)	On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately 527 crore), excluding management incentives and retention bonus, subject to customary closing adjustments. To consummate this transaction, Infosys Singapore Pte Ltd will set up a wholly-owned subsidiary in Australia.

ii)	On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million (approximately 308 crore), excluding management incentives and retention bonus, subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC.

f) Update on employee stock grants

i) Grants to CEO & MD

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.
iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.The above RSUs will be granted w.e.f May 2, 2025 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2025.

ii) Grants to other employees

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 5,000 RSUs to eligible employees under the 2015 Plan w.e.f May 2, 2025. The RSUs would vest equally over a period of four years and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2025

For financial year 2025, the Board recommended a final dividend of 22/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2025. The record date for the purpose of the payment of final dividend is May 30, 2025. The dividend will be paid on June 30, 2025.For the financial year ended 2024, the Company declared a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	21.00	18.00
Final dividend	22.00	–	20.00	22.00	20.00
Special dividend	–	–	8.00	–	8.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	11,778	12,370
Right of use assets	6,311	6,552
Capital work-in-progress	814	293
Goodwill	10,106	7,303
Other Intangible assets	2,766	1,397
Financial assets
Investments	11,059	11,708
Loans	16	34
Other financial assets	3,511	3,105
Deferred tax assets (net)	1,108	454
Income tax assets (net)	1,622	3,045
Other non-current assets	2,713	2,121
Total non-current assets	51,804	48,382

Current assets
Financial assets
Investments	12,482	12,915
Trade receivables	31,158	30,193
Cash and cash equivalents	24,455	14,786
Loans	249	248
Other financial assets	13,840	12,085
Income tax assets (net)	2,975	6,397
Other current assets	11,940	12,808
Total current assets	97,099	89,432
Total Assets	148,903	137,814

EQUITY AND LIABILITIES
Equity
Equity share capital	2,073	2,071
Other equity	93,745	86,045
Total equity attributable to equity holders of the Company	95,818	88,116
Non-controlling interests	385	345
Total equity	96,203	88,461

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	5,772	6,400
Other financial liabilities	2,141	2,130
Deferred tax liabilities (net)	1,722	1,794
Other non-current liabilities	215	235
Total non-current liabilities	9,850	10,559

Current liabilities
Financial liabilities
Lease liabilities	2,455	1,959
Trade payables	4,164	3,956
Other financial liabilities	18,138	16,959
Other current liabilities	11,765	10,539
Provisions	1,475	1,796
Income tax liabilities (net)	4,853	3,585
Total current liabilities	42,850	38,794
Total equity and liabilities	148,903	137,814

 The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2025 and March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2025	2024
Cash flow from operating activities
Profit for the year	26,750	26,248
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	10,858	9,740
Depreciation and amortization	4,812	4,678
Interest and dividend income	(2,570)	(2,067)
Finance cost	416	470
Impairment loss recognized / (reversed) under expected credit loss model	48	121
Exchange differences on translation of assets and liabilities, net	79	76
Stock compensation expense	802	652
Interest receivable on income tax refund	(327)	(1,934)
Provision for post sale client support	(110)	75
Other adjustments	833	1,464
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,769)	(2,667)
Loans, other financial assets and other assets	(1,024)	(1,172)
Trade payables	176	91
Other financial liabilities, other liabilities and provisions	2,322	(1,334)
Cash generated from operations	41,296	34,441
Income taxes paid	(5,602)	(9,231)
Net cash generated by operating activities	35,694	25,210
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,237)	(2,201)
Deposits placed with corporation	(1,225)	(847)
Redemption of deposits placed with Corporation	776	710
Interest and dividend received	2,040	1,768
Payment towards acquisition of business, net of cash acquired	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business	–	(101)
Other receipts	10	128
Payments to acquire investments
Tax free bonds and government bonds	(2)	–
Liquid mutual fund units	(73,048)	(66,191)
Certificates of deposit	(6,978)	(8,509)
Commercial paper	(6,403)	(10,387)
Non convertible debentures	(3,240)	(1,526)
Other investments	(60)	(14)
Proceeds on sale of investments
Tax free bonds and government bonds	109	150
Liquid mutual fund units	73,987	64,767
Certificates of deposit	6,688	9,205
Commercial paper	7,735	6,479
Non-convertible debentures	2,591	1,230
Government securities	455	304
Equity and preference securities	–	26
Other investments	11	–
Net cash used in investing activities	(1,946)	(5,009)
Cash flows from financing activities:
Payment of lease liabilities	(2,355)	(2,024)
Payment of dividends	(20,287)	(14,692)
Loan repayment of in-tech Holding GmbH	(985)	–
Payment of dividend to non-controlling interest of subsidiary	(2)	(39)
Payment towards buyback of shares pertaining to non controlling interest of subsidiary	–	(18)
Shares issued on exercise of employee stock options	6	5
Other payments	(538)	(736)
Net cash used in financing activities	(24,161)	(17,504)
Net increase / (decrease) in cash and cash equivalents	9,587	2,697
Effect of exchange rate changes on cash and cash equivalents	82	(84)
Cash and cash equivalents at the beginning of the period	14,786	12,173
Cash and cash equivalents at the end of the period	24,455	14,786
Supplementary information:
Restricted cash balance	424	348

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2025 and March 31, 2024 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
Revenue by business segment
Financial Services (1)	11,614	11,589	10,010	45,175	42,158
Retail (2)	5,440	5,746	5,429	22,059	22,504
Communication (3)	4,798	4,688	4,666	19,108	17,991
Energy, Utilities, Resources and Services	5,308	5,635	5,068	21,710	20,035
Manufacturing	6,527	6,479	5,589	25,207	22,298
Hi-Tech	3,397	3,279	3,316	13,090	12,411
Life Sciences (4)	2,765	3,195	2,762	11,831	11,515
All other segments (5)	1,076	1,153	1,083	4,810	4,758
Total	40,925	41,764	37,923	162,990	153,670
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	40,925	41,764	37,923	162,990	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,948	2,679	1,941	11,099	9,324
Retail (2)	1,640	1,975	1,864	7,133	6,882
Communication (3)	836	818	810	3,341	3,688
Energy, Utilities , Resources and Services	1,577	1,528	1,431	6,097	5,523
Manufacturing	1,196	1,357	1,081	4,856	4,197
Hi-Tech	795	816	803	3,220	3,153
Life Sciences (4)	617	819	632	2,663	2,898
All other segments (5)	265	123	222	827	760
Total	9,874	10,115	8,784	39,236	36,425
Less: Other Unallocable expenditure	1,299	1,203	1,163	4,812	4,678
Add: Unallocable other income	1,190	859	2,729	3,600	4,711
Less: Finance cost	102	101	110	416	470
Profit before tax and non-controlling interests	9,663	9,670	10,240	37,608	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
Revenue from operations	34,136	34,915	32,001	136,592	128,933
Profit before tax	9,061	8,844	10,414	35,441	35,953
Profit for the period	6,628	6,358	8,480	25,568	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
April 17, 2025	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
	Audited	Audited	Audited	Audited	Audited
Revenues	4,730	4,939	4,564	19,277	18,562
Cost of sales	3,302	3,444	3,219	13,405	12,975
Gross profit	1,428	1,495	1,345	5,872	5,587
Operating expenses	436	442	428	1,801	1,753
Operating profit	992	1,053	917	4,071	3,834
Other income, net	137	102	328	425	568
Finance cost	12	12	13	49	56
Profit before income taxes	1,117	1,143	1,232	4,447	4,346
Income tax expense	303	337	273	1,285	1,177
Net profit	814	806	959	3,162	3,169
Earnings per equity share*
Basic	0.20	0.19	0.23	0.76	0.77
Diluted	0.20	0.19	0.23	0.76	0.76
Total assets	17,419	16,291	16,523	17,419	16,523
Cash and cash equivalents and current investments	4,321	3,596	3,321	4,321	3,321

*	EPS is not annualized for the quarter ended March 31, 2025, quarter ended December 31, 2024 and quarter ended March 31, 2024.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at https://www.sec.gov/. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	34,136	34,915	32,001	136,592	128,933
Other income, net (refer note 1(c))	1,323	1,001	3,483	4,782	7,417
Total income	35,459	35,916	35,484	141,374	136,350
Expenses
Employee benefit expenses	17,259	16,849	16,047	67,466	65,139
Cost of technical sub-contractors	4,941	4,829	4,648	19,353	18,638
Travel expenses	413	329	371	1,467	1,372
Cost of software packages and others	2,142	2,977	2,098	9,617	6,891
Communication expenses	104	115	109	448	489
Consultancy and professional charges	358	322	287	1,245	1,059
Depreciation and amortization expense	590	661	722	2,619	2,944
Finance cost	51	50	62	221	277
Other expenses	540	940	726	3,497	3,588
Total expenses	26,398	27,072	25,070	105,933	100,397
Profit before tax	9,061	8,844	10,414	35,441	35,953
Tax expense: (refer note 1(b))
Current tax	2,408	2,785	830	10,836	7,306
Deferred tax	25	(299)	1,104	(963)	1,413
Profit for the period	6,628	6,358	8,480	25,568	27,234
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(144)	(37)	36	(81)	128
Equity instruments through other comprehensive income, net	30	(16)	(12)	19	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(57)	57	28	(24)	11
Fair value changes on investments, net	63	9	34	191	129
Total other comprehensive income/ (loss), net of tax	(108)	13	86	105	287

Total comprehensive income for the period	6,520	6,371	8,566	25,673	27,521

Paid-up share capital (par value 5/- each fully paid)	2,076	2,076	2,075	2,076	2,075
Other Equity*	85,256	79,101	79,101	85,256	79,101
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	15.96	15.31	20.43	61.58	65.62
Diluted (in per share)	15.93	15.29	20.41	61.46	65.56

*	Balances for the quarter ended December 31, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2025, quarter ended December 31, 2024 and quarter ended March 31, 2024.

1. Notes

a) The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2025 have been taken on record by the Board of Directors at its meeting held on April 17, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain disputed matters. As a result interest income (pre-tax) of 327 crore (included in other income as mentioned in point (c) below) was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

c) Other income includes interest on income tax refund of 327 crore and 1,934 crore for the quarter ended March 31, 2025 and March 31, 2024 respectively, 340 crore and 1,936 crore for the year ended March 31, 2025 and March 31, 2024 respectively, and less than a crore for the quarter ended December 31, 2024.

d) Update on employee stock grants

i) Grants to CEO & MD

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.
iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The above RSUs will be granted w.e.f May 2, 2025 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2025.

ii) Grants to other employees

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 5,000 RSUs to eligible employees under the 2015 Plan w.e.f May 2, 2025. The RSUs would vest equally over a period of four years and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2025

For financial year 2025, the Board recommended a final dividend of 22/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2025. The record date for the purpose of the payment of final dividend is May 30, 2025. The dividend will be paid on June 30, 2025. For the financial year ended 2024, the Company declared a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2025	2024	2024	2025	2024
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	21.00	18.00
Final dividend	22.00	–	20.00	22.00	20.00
Special dividend	–	–	8.00	–	8.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	10,070	10,813
Right of use assets	3,078	3,303
Capital work-in-progress	778	277
Goodwill	211	211
Financial assets
Investments	27,371	23,352
Loans	26	34
Other financial assets	2,350	1,756
Deferred tax assets (net)	497	–
Income tax assets (net)	1,164	2,583
Other non-current assets	2,223	1,669
Total non-current assets	47,768	43,998

Current assets
Financial assets
Investments	11,147	11,307
Trade receivables	26,413	25,152
Cash and cash equivalents	14,265	8,191
Loans	207	208
Other financial assets	12,569	10,129
Income tax assets (net)	2,949	6,329
Other current assets	9,618	9,636
Total current assets	77,168	70,952
Total assets	124,936	114,950

EQUITY AND LIABILITIES
Equity
Equity share capital	2,076	2,075
Other equity	85,256	79,101
Total equity	87,332	81,176

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,694	3,088
Other financial liabilities	1,991	1,941
Deferred tax liabilities (net)	1,062	1,509
Other non-current liabilities	95	150
Total non - current liabilities	5,842	6,688

Current liabilities
Financial liabilities
Lease liabilities	765	678
Trade payables
Total outstanding dues of micro enterprises and small enterprises	8	92
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,720	2,401
Other financial liabilities	14,101	11,808
Other current liabilities	9,159	7,681
Provisions	993	1,464
Income tax liabilities (net)	4,016	2,962
Total current liabilities	31,762	27,086
Total equity and liabilities	124,936	114,950

The disclosure is an extract of the audited Balance Sheet as at March 31, 2025 and March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2025	2024
Cash flow from operating activities:
Profit for the year	25,568	27,234
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,619	2,944
Income tax expense	9,873	8,719
Impairment loss recognized / (reversed) under expected credit loss model	(7)	130
Finance cost	221	277
Interest and dividend income	(3,699)	(4,670)
Stock compensation expense	712	575
Provision for post sale client support	(114)	77
Exchange differences on translation of assets and liabilities, net	170	63
Interest receivable on income tax refund	(327)	(1,934)
Other adjustments	165	235
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,994)	(2,933)
Loans, other financial assets and other assets	(1,942)	(1,645)
Trade payables	236	67
Other financial liabilities, other liabilities and provisions	3,529	(117)
Cash generated from operations	34,010	29,022
Income taxes paid	(4,601)	(8,235)
Net cash generated by operating activities	29,409	20,787
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,587)	(1,832)
Deposits placed with corporation	(1,026)	(688)
Redemption of deposits placed with corporation	593	522
Interest and dividend received	1,672	1,441
Dividend received from subsidiary	1,522	2,976
Loan given to subsidiaries	(10)	–
Loan repaid by subsidiaries	–	4
Investment in subsidiaries	(4,361)	(63)
Payment towards acquisition of entities	(184)	–
Receipt / (payment) towards business transfer for entities under common control	–	35
Receipt / (payment) from entities under liquidation	–	80
Other receipts	2	123
Payments to acquire investments
Liquid mutual fund units	(66,637)	(57,606)
Commercial Papers	(6,058)	(9,405)
Certificates of deposit	(6,138)	(7,011)
Non-convertible debentures	(3,240)	(1,526)
Other investments	(25)	(2)
Proceeds on sale of investments
Tax free bonds and government bonds	105	150
Liquid mutual fund units	67,597	56,124
Non-convertible debentures	2,376	955
Certificates of deposit	5,984	6,962
Commercial Papers	7,260	5,475
Government Securities	200	5
Other investments	12	20
Net cash used in investing activities	(1,943)	(3,261)
Cash flow from financing activities:
Payment of lease liabilities	(859)	(850)
Shares issued on exercise of employee stock options	3	1
Other payments	(186)	(243)
Payment of dividends	(20,337)	(14,733)
Net cash used in financing activities	(21,379)	(15,825)
Net increase / (decrease) in cash and cash equivalents	6,087	1,701
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(13)	(44)
Cash and cash equivalents at the beginning of the period	8,191	6,534
Cash and cash equivalents at the end of the period	14,265	8,191
Supplementary information:
Restricted cash balance	45	44

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2025 and March 31, 2024 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31,2025.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
April 17, 2025	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at https://www.sec.gov/. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com Telephone: 91 80 2852 0261, Fax: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2025	2025	2024
Revenue from operations	40,925	162,990	37,923
Profit before tax(1)	9,663	37,608	10,240
Profit for the period (1)	7,038	26,750	7,975
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,313	27,209	7,823

Profit attributable to:
Owners of the company	7,033	26,713	7,969
Non-controlling interests	5	37	6
	7,038	26,750	7,975

Total comprehensive income attributable to:
Owners of the company	7,304	27,167	7,821
Non-controlling interest	9	42	2
	7,313	27,209	7,823

Paid-up share capital (par value 5/- each fully paid)	2,073	2,073	2,071
Other equity #	93,745	93,745	86,045
Earnings per share (par value 5/- each)*
Basic (in per share)	16.98	64.50	19.25
Diluted (in per share)	16.94	64.34	19.22

*	EPS is not annualized for the quarter ended March 31, 2025 and quarter ended March 31, 2024

#	Excludes non-controlling interest

(1)	During the quarter and year ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 188 crore as the excess of carrying value over the estimated recoverable value for the quarter and year ended March 31, 2025 as a part of depreciation and amortization expenses.

1. Notes

a) The audited interim consolidated financial statements for the quarter and year ended March 31, 2025 have been taken on record by the Board of Directors at its meeting held on April 17, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. The agreed terms are subject to finalization of the terms of the settlement agreement, and preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability. McCamish has recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Profit and Loss. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

c) Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain disputed matters. As a result interest income (pre-tax) of 327 crore (included in other income as mentioned in point (d) below) was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

d) Other income includes interest on income tax refund of 328 crore and 1,916 crore for the quarter ended March 31, 2025 and March 31, 2024 respectively, and 343 crore for the year ended March 31, 2025.

e) Proposed acquisitions

i)	On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately 527 crore), excluding management incentives and retention bonus, subject to customary closing adjustments. To consummate this transaction, Infosys Singapore Pte Ltd will set up a wholly-owned subsidiary in Australia.

ii)	On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million (approximately 308 crore), excluding management incentives and retention bonus, subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC.

f) Update on employee stock grants

i) Grants to CEO & MD

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.

iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The above RSUs will be granted w.e.f May 2, 2025 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2025.

ii) Grants to other employees

The Board, on April 17, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 5,000 RSUs to eligible employees under the 2015 Plan w.e.f May 2, 2025. The RSUs would vest equally over a period of four years and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2025

For financial year 2025, the Board recommended a final dividend of 22/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2025. The record date for the purpose of the payment of final dividend is May 30, 2025. The dividend will be paid on June 30, 2025. For the financial year ended 2024, the Company declared a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 17, 2024) declared an interim dividend of 21/- per equity share. The record date for the payment was October 29, 2024 and the same was paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2025	2025	2024
Dividend per share (par value 5/- each)
Interim dividend	–	21.00	–
Final dividend	22.00	22.00	20.00
Special dividend	–	–	8.00

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2025	2025	2024
Revenue from operations	34,136	136,592	32,001
Profit before tax	9,061	35,441	10,414
Profit for the period	6,628	25,568	8,480

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
April 17, 2025	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at https://www.sec.gov/. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.